July 19, 2012

Via Edgar

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attention: Justin Dobbie, Legal Branch Chief
100 F Street, N.E.
Washington, DC 20549

Re:	SunOpta Inc.
Amendment No. 1 to Registration Statement on Form S-3
And Documents Incorporated by Reference
Filed June 25, 2012
File No. 333-180647

Dear Mr. Dobbie:

On behalf of SunOpta Inc. (the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced Amendment No. 1 to Registration Statement on Form S-3 (the “Registration Statement”) and documents incorporated therein by reference, as set forth in your letter dated July 10, 2012. The Company has transmitted Amendment No. 2 to the Registration Statement (the “Amendment”) for filing under the Securities Act of 1933 reflecting the proposed changes to the Registration Statement described herein. The Company has also enclosed with this letter a redlined copy of the Amendment.

The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company. For convenience, each of the Staff’s consecutively numbered comments is set forth in italics, followed by the Company’s response in bold.

Registration Statement on Form S-3

General

1.

Comment: We note your response to our prior comment 1. Please remove the reference on the cover page to the selling security holder selling at “fixed prices” or explain how this will be accomplished. Please revise similar references throughout the prospectus accordingly.

Response: The Company removed all references to the selling security holder selling at “fixed prices” throughout the prospectus.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Item 1. Financial Statements

Balance Sheet, page 6

2.

Comment: We note that the transaction addressed in our prior comment 20 resulted in the recognition of an “investment” asset balance for your equity ownership in Mascoma Corporation (“Mascoma”), which was carried at approximately $33.8 million as of March 31, 2012 and December 31, 2011. In addition, based upon the registration statement filed by Mascoma on March 13, 2012, we also note the following regarding Mascoma’s results of operations and cash flows for the last three fiscal years:

  Mascoma reported net losses of approximately $35.5 million, $25.9 million, and $41.6 million for the fiscal years ended December 31, 2009, 2010, and 2011, respectively;

  Mascoma reported total revenues of approximately $8.4 million, $15.5 million, and $10.7 million for the fiscal years ended December 31, 2009, 2010, and 2011, respectively;

  Mascoma reported net cash used in operating activities of approximately $21.5 million, $14.3 million, and $19.8 million for the fiscal years ended December 31, 2009, 2010, and 2011, respectively; and

  Mascoma’s reported results of operations and cash flows do not appear to reflect any significant improvement during the period subsequent to Mascoma’s acquisition of SunOpta BioProcess Inc. from your company in exchange for shares of Mascoma’s Series D preferred stock, common stock, and warrants.

Given the observations noted above, please tell us how you determined that the asset balance that was recognized at December 31, 2011 and at March 31, 2012 for your equity holdings in Mascoma was recoverable at each of the respective balance sheet dates.

Response: As discussed in the Company’s response to the Staff’s prior comment 20, following the acquisition of SunOpta Bioprocess Inc. by Mascoma on August 31, 2010 (the “Transaction Date”), the Company recorded an investment for its ownership interest in Mascoma of approximately $33.3 million. The basis of valuation for the underlying equity securities of Mascoma that comprised this initial investment balance was addressed in the Company’s response to prior comment 20.

The Company’s initial investment in Mascoma comprised the following equity securities:

	Units	Value/Unit	Investment
Series D Preferred Stock	6,580,868	$3.75	$24,678,255
Common Stock	3,756,290	$1.97	7,399,891
Warrants	1,000,000	$1.2664	1,266,400
			$33,344,546

The investment balance as at December 31, 2011 and March 31, 2012 was $33.8 million, which comprised the initial equity investment (discussed above) plus an additional investment of $0.5 million made in August 2011 by way of the purchase of a convertible subordinated note issued by Mascoma.

In assessing the ongoing recoverability of its investment in Mascoma each reporting period, the Company considers the guidance in ASC 320-10-35-25 through 35-28, with particular attention paid to the indicators of impairment outlined in paragraph 35-27. The Company acknowledges that in keeping with ASC 320-10-35-27(e), Mascoma’s operating losses and negative cash flows are an indicator that its ability to operate as a going concern should be assessed; however, as a development-stage company, such losses and cash outflows were anticipated. Accordingly, the Company does not believe that Mascoma’s value is predicated on its historical performance, but rather on the future earnings potential of its consolidated bioprocessing technology (“CBP”) platform. In determining whether other impairment indicators are present, the Company considers all available information, including disclosures in Mascoma’s filings with the Securities and Exchange Commission (the “Commission”) and other public announcements. In addition, the Company obtains updates via its representation on the Board of Directors of Mascoma, which consists of one voting seat and one observer seat currently held by the Company’s Chairman and its Chief Executive Officer, respectively.

From a quantitative valuation perspective, consistent with ASC 320-10-35-27(d), the Company considers the prices at which Mascoma’s shares of Series D preferred stock or common stock have been issued in the period following the Transaction Date. As noted in the Company’s response to prior comment 20, subsequent to the Transaction Date Mascoma issued 1,333,333 shares of Series D preferred stock at $3.75 per share in each of January 2011 and August 2011, to Diamond Alternative Energy, LLC, a wholly-owned subsidiary of Valero Energy Corporation (“Valero”), and Mascoma issued warrants to purchase 1,319,796 shares of its common stock at an exercise price of $1.97 per share in June 2011. These prices were equal to the fair values ascribed to the shares of Series D preferred stock and common stock at the Transaction Date (as indicated in the preceding table). The Company considers these arms-length transactions between Mascoma and its investors to be a strong indication of the subsequent fair value of those securities. In addition, as disclosed on page 62 of Amendment No. 2 to Mascoma’s Form S-1 Registration Statement, filed with the Commission on January 13, 2012, and on page 65 of Amendment No. 3 to Mascoma’s Form S-1 Registration Statement, filed with the Commission on March 13, 2012, the fair values of Mascoma’s common stock were estimated to be $3.16 per share and $3.90 per share as at September 30, 2011 and December 31, 2011, respectively. These values were determined using the probability-weighted expected return methodology, given the probability of the proposed initial public offering of Mascoma’s common stock and the expected probability as to the valuation and timing of the offering. These subsequent fair values support a realizable value greater than the carrying value of the Company’s investment.

The Company also considers qualitative factors in assessing whether the aforementioned share prices are indicative of fair value at subsequent reporting dates. In accordance with ASC 320-10-35-25(b), the Company evaluates whether any events or changes in circumstances have occurred that may have a significant adverse effect on the fair value of Mascoma’s equity securities. In particular, consistent with ASC 320-10-35-27(a) through (c), the Company looks for indications of significant adverse changes in Mascoma’s business prospects, its regulatory, economic or technological environment, and the general market condition of the industry in which it operates. Based on its evaluation, the Company believes that Mascoma is making positive progress in implementing its commercialization strategy to bring its technology to market through arrangements with third-party ethanol producers. Most notably, in the fourth quarter of 2011 and first quarter of 2012, Mascoma entered into the following commercial arrangements:

  collaboration agreement with ICM, Inc. to assist in the commercialization of its Mascoma Grain Technology (“MGT”) product.

  partnership agreement with Lallemand Specialties, Inc. to manufacture and commercialize the MGT product in North America.

  joint venture agreement with a subsidiary of Valero to develop and operate a commercial-scale cellulosic ethanol facility using Mascoma’s proprietary CBP technology to convert hardwood pulpwood into cellulosic ethanol (note that of the 36 billion gallons of renewable fuels mandated by 2022 under the Energy Independence and Security Act of 2007, at least 16 billion gallons are required to be cellulosic biofuels).

  commercial agreements with a subsidiary of Valero and with Pacific Ethanol Columbia, LLC (which together represented 9% of the total corn ethanol production in the United States in 2011) for the MGT product.

In addition to the above, Mascoma has announced that commercial-scale trials are underway for MGT with a number of other ethanol producers, which may lead to additional commercial agreements. Further, Mascoma has received a favorable review from the Food and Drug Administration for the MGT product for use in the production of animal feed. On the research side, Mascoma has announced the development of a next-generation MGT product, which has demonstrated ethanol yield improvements in pilot-scale test runs.

In summary, successive arms-length transactions and valuations for Mascoma’s Series D preferred stock and common stock support the carrying value of the Company’s investment in those securities. In addition, Mascoma’s ability to attract an investment from Valero and complete commercial agreements with a number of ethanol producers, including Valero, supports the technical and commercial viability of its underlying CBP technology platform. Further, based on its consideration of all available information, the Company did not note any other significant events or changes in circumstances that would suggest the existence of potential impairment indicators. Therefore, the Company concluded that the carrying value of its investment in Mascoma was recoverable as at December 31, 2011 and March 31, 2012. The Company will continue to assess the recoverability of its investment each subsequent reporting period based on new information as it becomes available.

If we can facilitate the Staff’s review of this response letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at (905) 455-1990. My fax number is (905) 455-2529. You may also contact Reed W. Topham or Robbie G. Yates at Stoel Rives LLP using the contact information previously provided.

Sincerely,

SunOpta Inc.

/s/ Robert McKeracher
Robert McKeracher
Vice President and Chief Financial Officer

Enclosure